UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number 333-256177

Cellebrite DI Ltd.

(Exact name of registrant as specified in its charter)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Cellebrite DI Ltd. (the “Company”) hereby furnishes the following documents:

i.	Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders to be held on November 29, 2021, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

ii.	a Proxy Card whereby holders of Company’s shares may vote at the meeting without attending in person.

This Report on Form 6-K is incorporated by reference into the Registrant’s registration statement on Form F-1 (File No. 333-259826) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

October 21, 2021	By:	/s/ Dana Gerner
Dana Gerner
Chief Financial Officer

Exhibit Index

Exhibit	Description

99.1	Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders to be held on November 29, 2021.
99.2	Proxy card for the Special General Meeting of Shareholders of the Company to be held on November 29, 2021.

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